THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

September 8, 2008

VIA EDGAR CORRESPONDENCE
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Freedom 6, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No.: 000-52114

Dear Ms. Allen:

In response to your letter, dated August 15, 2008, regarding the above-captioned matter, please be advised that the Company has filed Amendment No. 2 to its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 with the Securities and Exchange Commission today, therein revising the disclosure concerning the Company’s Evaluation of the Company’s Disclosure Controls and Procedures under Item 8A(T) of Form 10-KSB. In the Amendment, the Company has revised its disclosure to state that the Company has concluded that its Disclosure Controls and Procedures were not effective as of the fiscal year ended December 31, 2007 based on the fact that the Company failed to provide its Management’s Report on Internal Control over Financial Reporting in the initially filed Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 6, 2008.

Please do not hesitate to contact us with any questions regarding this matter.

Very truly yours,

/s/ The Sourlis Law Firm
The Sourlis Law Firm